FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2002


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                ---------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X   Form 40-F
                                     ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes     No X
                                    ---    ---

                           [GRUPO PAO DE ACUCAR LOGO]


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)


                              PUBLIC ANNOUNCEMENT:
                              --------------------

              CADE MANIFESTS A POSITION CONTRARY TO THE REQUEST OF
             SUSPENSION OF THE ACQUISITION OF THE SUPERMARKET CHAIN
                                SE SUPERMERCADOS
             ------------------------------------------------------

Sao Paulo, August 21, 2002 - Companhia Brasileira de Distribuicao - CBD hereby informs the market that the Administrative Council for Economic Defense ("CADE"
- the Brazilian antitrust authority) manifested on 08/21/2002 a position contrary to the request made by the Brazilian Secretariat of Economic Control ("SEAE") of a temporary suspension, in a precautionary basis, of the acquisition of the supermarket chain Se Supermercados by CBD.

On the same date, CADE and Companhia Brasileira de Distribuicao celebrated a Commitment of Preservation of the Reversibility of the transaction, which describes the following main conditions to be observed until the final decision of the process:

1) To not deactivate any of the acquired stores, except for three stores in the city of Bauru - SP and for one store located in the Shopping ABC (Santo Andre-SP);
2) To maintain the SE banner during the whole period of this agreement. The only exception will be made to the store located at Raposo Tavares (city of Sao Paulo), which will be under the Extra banner, during 2002;
3) To maintain the jobs according to an average index indicated by the Brazilian Supermarket Association - ABRAS in relation to the gross revenue per employee of the 10 largest supermarket companies in 2001;
4) In the consumer's benefit, CADE decided it was not necessary to avoid the adoption of uniform commercial policies, as it can be verified that CBD carried lower average prices than the ones carried by Se chain.

CBD understands that these are normal measures in processes of this nature and that they will not significantly affect the actions already planned for the stores acquired from the Se chain.

We reaffirm our high degree of confidence in a final favorable decision in this process, considering the lack of excessive concentration of market in any region in the state of Sao Paulo. It is important to note that the retail market in this state is strongly fragmented, implying significant and high competition, by companies with global presence or by national and local competitors of large and strong presence within the market.


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
COMPANHIA BRASILEIRA DE DISTRIBUICAO                        THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                                         Doris Pompeu
Investor Relations Manager                                  Phone: 55 (11) 3848 0887 ext.208
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677             E-mail: doris.pompeu@thomsonir.com.br
                                                                    -----------------------------
Email: pa.relmerc@paodeacucar.com.br
       -----------------------------

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                          Website: http://www.grupopaodeacucar.com.br


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    Statements included in this report regarding the Company's business outlook and anticipated financial and operating results regarding the Company's growth potential. constitute forward-looking statements and are based on management expectations regarding the future of the Company.
    These expectations are highly dependent on changes in the market general economic performance of the home country industry and international markets therefore they are subject to change.
--------------------------------------------------------------------------------

                                   SIGNATURES


        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: August 22, 2002                      By: /s/ Augusto Marques da Cruz Filho
                                               ---------------------------------
                                           Name:  Augusto Marques da Cruz Filho
                                           Title: Chief Financial Officer



                                           By:/s/ Aymar Giglio Junior
                                               ---------------------------------
                                           Name:  Aymar Giglio Junior
                                           Title: Investor Relations Officer